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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             MERCATOR SOFTWARE, INC.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   587587 10 6
                      ------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [_] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------                               ------------------------
  CUSIP No. 587587 10 6               13G                  Page 2 of 6 Pages
           ------------
-------------------------                               ------------------------

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  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Brookside Capital Partners Fund, L.P.
            EIN No.: 04-3313066
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  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]
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  3.  SEC USE ONLY

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  4.  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                     5.   SOLE VOTING POWER
   NUMBER OF
    SHARES                 424,189 Shares
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY          6.   SHARED VOTING POWER
     EACH                  0
  REPORTING        -------------------------------------------------------------
    PERSON           7.   SOLE DISPOSITIVE POWER
     WITH
                           424,189 Shares
                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                           0
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  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      424,189 Shares
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 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                [_]
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 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 1%

--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON*
         PN
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Item 1(a).  Name of Issuer

     The name of the issuer to which this filing on Schedule 13G relates is Mercator Software, Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices

     The principal executive offices of the Company are located at 45 Danbury Road, Wilton, Connecticut, 06897.

Item 2(a).  Name of Person Filing

     This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"), is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management.

Item 2(b).  Address of Principal Business Office or, if none, Residence

     The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Management is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c).  Citizenship

     Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Brakeman is a citizen of the United States.

Item 2(d).  Title of Class of Securities

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, $.01 Par Value.

Item 2(e).  CUSIP Number

     The CUSIP number of the Company's Common Stock, one is 587587 10 6.

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not applicable.

(a)     [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).
(b)     [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)     [_] Insurance company as defined in section 3(a)(19) of the Act
            (15 U.S.C. 78c).

                               Page 3 of 6 Pages

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(d)     [_] Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).
(e)     [_] An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)     [_] An employee benefit plan or endowment fund in accordance with
            (S)240.13d-1(b)(1)(ii)(F).
(g)     [_] A parent holding company or control person in accordance with
            (S)240.13d-1(b)(1)(ii)(G).
(h)     [_] A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813).
(i)     [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)     [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

        [x] If this statement is filed pursuant to (S)240.13d-1(c), check this box.

Item 4. Ownership

Item 4(a). Amount beneficially owned

     As of the close of business on December 31, 2002, the Brookside Fund owned 424,189 Shares of Common Stock of the Company. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Brakeman is the managing member of Brookside Management and is thus the controlling person of Brookside Management. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

Item 4(b). Percent of Class

     As of the close of business on December 31, 2002, the Brookside Fund owned less than 1% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 34,528,560 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of November 11, 2002 based on representations made in the Company's quarterly report on Form 10-Q for the quarter ending September 30, 2002 and filed with the Securities and Exchange Commission on November 13, 2002.

Item 4(c). Number of shares as to which such person has:

     (i)    sole power to vote or to direct the vote:                  424,189 Shares
     (ii)   shared power to vote or to direct the vote:                      0
     (iii)  sole power to dispose or to direct the disposition of:     424,189 Shares
     (iv)   shared power to dispose or to direct the disposition of:         0

Item 5.  Ownership of Five Percent or Less of a Class

     Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge

                               Page 4 of 6 Pages

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and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

        Not Applicable.

Item 8. Identification and Classification of Members of the Group

        Not Applicable.

Item 9. Notice of Dissolution of Group

        Not Applicable.

                               Page 5 of 6 Pages

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Item 10. Certification

     Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: February 14, 2003


                                   BROOKSIDE CAPITAL PARTNERS FUND, L.P.


                                          By: /s/ Roy Edgar Brakeman, III
                                              ----------------------------------
                                                Name:  Roy Edgar Brakeman, III
                                                Title: Managing Director